ZipZap Explainer Video.mp4 (1m 27s)
1 speaker (Stephanie)

[0:00:01] Stephanie: Hi, I'm Stephanie. Just like you, I send money back home to my loved ones all the time. Most money transfer services are slow, expensive, and inconvenient. I'm forced to take off work, drive to a retail location, wait in line, fill out a form, and sit around for a conformation. What a waste of time. Even worse, my remittance shops only stay open for limited hours, so if someone in my family has an emergency and needs money fast, I have to wait until the next day to give them the help they need. Luckily I found ZipZap's iPhone and android app. It's like having a money transfer agent in my pocket 24/7. ZipZap understands how important it is for me to be able to send money home to my loved ones anytime and anywhere. The experience is so quick and easy. I setup the app in minutes, sending money home immediately, at less than half the fee of those other remittance companies too. My family can pick up cash at a local remittance center or have the funds deposited directly into their local bank account the same business day without any additional charges. I got all of my friends and family using ZipZap now. Take it from someone who's tried them all, ZipZap is the fastest, most convenient, and most affordable remittance service in the world. Save time, money and headache by downloading the ZipZap app and start sending money home right now. You'll thank me later. [0:01:22]